February 5, 2008

By EDGAR Transmission and by Hand Delivery

Tom Jones
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	China BAK Battery, Inc.
Registration Statement on Form S-3
File No. 333-148523

Dear Mr. Jones:

On behalf of China BAK Battery, Inc. (the “Company” or “we”), we hereby submit this letter in response to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 14, 2008, with respect to the Form S-3.

Incorporation by Reference, page 6

Form 10-K for the fiscal year ended September 30, 2007

Item 3. Legal Proceedings, page 45

COMMENT:

1.
Please provide us with your materiality analysis that supports that the error in calculation of liquidated damages due in connection with the SB-2 was not material to your quarterly filings, including the Form 10-Q for the quarter ended December 31, 2006. Support your basis that the financial statements in the Form 10-Q did not need to be restated.

RESPONSE:

In determining that the error in the calculation of liquidated damages due in connection with the termination of the Form SB-2 was not material to our quarterly filings, and in particular that our Quarterly Report on Form 10-Q for the quarter ended December 31, 2006 (the “1Q07 Form 10-Q”) did not need to be restated, we performed an analysis in accordance with SEC Staff Accounting Bulletin No. 99 “Materiality” (“SAB 99”) in connection with the detection and correction of the error in connection with the preparation and filing of our Form S-1 in March 2007. In accordance with SAB 99, in making our determination, we analyzed both quantitative and qualitative factors, as follows:

Tom Jones
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February 5, 2008

1.
Quantitative Factors. In the quarter ended December 31, 2006, the overstatement of the liquidated damages charge was approximately $198,000, representing approximately 5.5% of our net income for the quarter. Misstatements of 5% to 10% are of small magnitude, such that the overstatement is not presumptively quantitatively material. Its effect on EPS was marginal, as it resulted in a difference of only approximately $0.004 for basic and diluted shares. Because the change to EPS was minimal, and because the change to net income, while slightly greater than 5%, was still small, we do not believe that the amount of the impact on net income and EPS was material to the financial statements. Nonetheless, as there is no quantitative rule of thumb as to when a change is material, we also made a qualitative assessment of the materiality of the error in accordance with SAB 99.

2.	Qualitative Factors.

a. The effect on relevant quarterly and year-end financial statements was not material. We assessed the effect of the charge taken with respect to the liquidated damages on the first quarter of our fiscal year 2007 and our fiscal 2006 and 2007 year ends. Based on the analysis below, we found that the effect of the error for each of these periods was not material.

b. The error was unintentional and was disclosed. The liquidated damages provision in the applicable registration right agreement at issue is complex. As of September 30, 2006 and December 31, 2006, we had calculated and accounted for the liquidated damages with respect to the termination of the Form SB-2 and the filing of the applicable Form S-1 based on an incorrect reading of the liquidated damages provision in the registration rights agreement. In reviewing the registration rights agreement in which the liquidated damages provision appears with respect to the additional liquidated damages incurred following the filing of the 1Q07 Form 10-Q, we became aware of certain errors in the original calculation. As a result, we recalculated the liquidated damages as of September 30, 2006 and December 31, 2006. The miscalculations were disclosed in our Post-Effective Amendment No. 1 to the Form S-1, filed March 21, 2007 (the “Post-Effective Amendment”). In addition, we have disclosed all updates to our estimates regarding the error and its correction in our subsequent periodic reports. In all, based on the revised calculation, we determined that the liquidated damages had been overstated by a total of approximately $247,000 in our Annual Report on Form 10-K for the year ended September 30, 2006 (the “2006 Form 10-K”) and the 1Q07 Form 10-Q. The original calculation of the liquidated damages was made in good faith based upon the advice of counsel. There was no intent on the part of the Company to overstate the amount of the liquidated damages or to incur charges greater than would have been incurred had we been aware of this error.

c. The overstatement did not (i) mask a change in earnings or other trends, (ii) hide a failure to meet expectations or (iii) change a loss into a profit or vice versa. The error did not affect any trend in our net income during the relevant periods. From the quarter ended December 31, 2004 to the quarter ended December 31, 2006, we had positive net income ranging from approximately $2,144,000 to $7,554,000. We have not shown a particular trend or consistency to date in our net income and, in particular, we did not show any trend or consistency in the periods affected by the error. While we reported a slightly lower net income in the first fiscal quarter of 2007 than would have been the case had the error not occurred, overall it does not affect any trend in our net income.

Tom Jones
Page of 3 of 8
February 5, 2008

Finally, the error did not result in a change from profit to loss or vice versa, nor did it affect, to our knowledge, any analyst expectations for our Company.

d. The error was based on legal advice. As noted above, the miscalculation of the liquidated damages, and the recalculation, were each based on legal advice from our U.S. legal counsel.

e. 2006 annual results were not affected. We also considered the effect of the error on the Company’s annual results and determined that it was not material quantitatively, as the overstatement for the year ended September 30, 2006, represented only approximately 0.3% of net income for that year. We determined that it was not material qualitatively for the reasons discussed herein.

f. Compensation; regulatory and covenant compliance; earnings targets. The error and its effect on net income had no effect whatsoever on management compensation (e.g., it had no impact on whether or not earnings targets or performance thresholds were met nor did it affect eligibility for, or the award (or lack of award) of any bonus, equity or other compensation). No member of management received any special compensation in connection with our first quarter, or other quarterly, results. In addition, the error did not affect our compliance with (i) any relevant regulatory requirements applicable to our business, (ii) the covenants under our debt or other agreements or (iii) any earnings targets, whether annual or quarterly.

g. The error was not an attempt to manipulate earnings or other financial measures. The error was an unintentional, one-time occurrence that was fully disclosed and has been corrected. It did not involve concealment of any sort nor was it part of an illegal transaction or improper accounting maneuver such as an attempt to smooth earnings.

h. No expected or actual market reaction. We also considered the potential effect of the disclosure of the information on the market. As the error was a one-time event related solely to the calculation of liquidated damages under a contractual arrangement regarding the timing of the filing of a registration statement, and is unrelated to the fundamentals of our business or any segment or other portion of our business that plays a role in our ongoing operations or profitability, we did not expect that the information would result in significant positive or negative market reaction. We note that, following the disclosure of the full amount of the liquidated damages and the miscalculation, we have not observed any discernable positive or negative market reaction.

Conclusion:

We have assessed the impact of the miscalculation of the liquidated damages on the financial statements included in the 1Q07 Form 10-Q and have determined for the reasons set forth above that the impact is not material. Accordingly, we do not intend to restate the financial information included in the 1Q07 Form 10-Q.

Tom Jones
Page of 4 of 8
February 5, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Revenues, page 57

COMMENT:

2.
Please tell us and revise future filings to disclose in greater detail the underlying reasons for the significant decline in revenues from the sale of steel-case cells. Discuss any trend in market conditions or in your customers that have contributed to the decline along with whether this is expected to impact future performance.

RESPONSE:

During fiscal year 2007, we gradually decreased the production of steel-case cells and increased the production of aluminum-case cells, primarily due to the price difference and market demand. The price and profit margin of steel-case cells were lower than those of aluminum-case cells. In addition, market demand for aluminum-case cells was stronger than for steel-case cells because of the former’s higher safety and performance as compared to steel-case cells. We expect to continue to increase the production of aluminum-case cells and accordingly decrease the production of steel-case cells; we expect that our revenue will not be negatively impacted by this shift.

COMMENT:

3.
Please tell us and revise future filings to clarify the specific reason for the significant increase in costs of sales and whether this is a trend that is expected to continue. The reason for the significant increase in depreciation charges because of the completion of the product lines should also be addressed.

RESPONSE:

During fiscal year 2007, the average market price of cobalt was approximately $27.20 per pound, an increase of approximately $9.90 or 60.7% from approximately $16.30 per pound in fiscal year 2006. As a result, there was an increase in the market price of lithium cobalt dioxide, which mainly consists of cobalt. In fiscal 2007, the average market price of lithium cobalt dioxide increased over 30% from fiscal 2006. Lithium cobalt dioxide is the main material in our products, rechargeable lithium batteries. As a result, our cost of revenues increased significantly. We expect that the price of lithium cobalt dioxide will fluctuate but that the general trend overall will be for prices to increase over time.

In addition, during fiscal 2007, we constructed two new production lines, an automated prismatic cells production line and an automatic cylindrical production line. These production lines were constructed to target the OEM market. A substantial quantity of equipment was purchased for these two new production lines, which resulted in an approximately $2.0 million increase in depreciation charges.

Tom Jones
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February 5, 2008

COMMENT:

4.	Please also tell us and revise future filings to discuss the expected impact of the termination of the agreement with A123Systems and your plans to replace the lost revenue.

RESPONSE:

We do not expect the termination of our business relationship with A123Systems to have a material impact on our results of operations and financial condition. We expect that increases in our sales of aluminum cases, cylindrical cells and polymer cells will more than offset the loss of revenues from A123Systems. In particular, we saw an increase in revenue in the quarter ended December 31, 2007 (in which no revenue originated from A123Systems) as compared to the quarters ended September 30, 2007 and December 31, 2006. We have been researching and developing power tool batteries, and have been actively investigating demand for, and pursuing opportunities in, other applications for high-power lithium-phosphate cells, including miner’s lamps, electric bicycles and hybrid electric vehicles.

Critical Accounting Policies, page 67

Inventory Obsolescence, page 68

COMMENT:

5.	We see from page F-7 that you recognized $1.6 million of charges for obsolete inventory. Please tell us and revise future filings to discuss the circumstances that resulted in the obsolete inventory.

RESPONSE:

We review our inventory for potential impairment on a quarterly or more frequent basis as deemed necessary. Such review includes, but is not limited to, reviewing the levels of inventory versus customer requirements and obsolescence. The review and evaluation also considers the potential sale of impaired inventory at below-market prices.

At September 30, 2007, some polymer cells in our inventory were more than one year old. After careful review and evaluation, we deemed it to be obsolete inventory and provided a provision of $1.6 million.

Consolidated Financial Statements

Note 1. Principal Activities, Basis of Presentation and Organization, page F-9

COMMENT:

6.
Regarding the Escrow Agreement, please clarify how you accounted for the contribution of Mr. Li’s shares into an escrow account on January 20, 2005. In addition, please explain why there are obligations to remit the escrowed shares to the investors since it appears as though the performance threshold has been met for 2005. The accounting treatment for this arrangement should be clarified in the response and future filings. In addition, tell us why no compensation charge was recorded in 2005 or 2006 related to this arrangement.

Tom Jones
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February 5, 2008

RESPONSE:

The contribution of Mr. Li’s shares in to an escrow account on January 20, 2005, was viewed as a recapitalization by Mr. Li similar to a reverse stock split of the Company’s common stock. However, as the escrowed shares are still legally outstanding, there was no accounting journal required to effect said reverse split on common stock and additional paid-in capital.

As disclosed in the Company’s previous filings with the SEC, the Company determined that, with consideration of the compensation charge, the performance thresholds for the year ended September 30, 2005, would not be achieved. As shares had already been released to Mr. Li, Mr. Li executed a further undertaking in August 2006 to transfer the shares to the investors. As also disclosed in previous filings, the Company did not achieve the applicable performance threshold for the year ended September 30, 2006, even without consideration of the compensation charge. Accordingly, there are obligations to remit the escrowed shares to the investors for both 2005 and 2006.

The Escrow Arrangement is not presumed to be compensatory if the escrowed shares are released to a person who has had no relationship to the Company other than as a shareholder, and that person is not expected to have any other relationship to the Company in the future. The investors party to the Escrow Agreement are only shareholders of the Company and currently do not have and will not have other relationship to the Company. As such, the release of escrowed shares to these investors who are only shareholders does not require the Company to recognize any compensation charge.

Note 7, Income Taxes, page F-21

COMMENT:

7.
In future filings, please revise to disclose the aggregate dollar and per share effects of the tax holiday and briefly describe the factual circumstances including the date on which the special tax status will terminate. Refer to SAB Topic 11C.

RESPONSE:

We note your comment and will revise future filings accordingly.

Tom Jones
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February 5, 2008

Note 14, Shareholders’ Equity, page F-28

COMMENT:

8.	Regarding the accounting for the registration rights agreement, please revise future filings to include the disclosures required by paragraph 12 of FSP No. EITF 00-19-2.

RESPONSE:

We note your comment and will revise future filings accordingly.

Note 20. Commitments and Contingencies, page F-36

(iv) Outstanding Discounted Bills and Transferred Bills, page F-37

COMMENT:

9.
We see that you remain contingently liable for the amount outstanding related to bills receivable that have been factored to banks. Please clarify how you are accounting for bills receivable that have been factored to banks. In addition, tell us whether this amount is related to the bills payable recorded on your balance sheet. Demonstrate that you have met the criteria in paragraph 9 of SFAS 140 to record the transfer of the asset.

RESPONSE:

Bills receivable that have been factored to banks have been factored in accordance with SFAS 140. With respect to such bills receivable, the Company received the cash at the same time that it transferred all rights and privileges of holding the receivables to the banks. The Company does not retain control over the transferred receivables and cannot cause the banks to return them, nor does the Company have the right or obligation to repurchase or redeem the receivables. Each bank is entitled to pledge or exchange the receivables factored to it. This amount is not related to the bills payable on our balance sheet.

Tom Jones
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February 5, 2008

If you have any questions or would like to discuss any of our foregoing responses, please contact Eulalia M. Mack at (212) 603-2517, or Joseph Kaufman at (202) 508-4143, of Thelen Reid Brown Raysman & Steiner LLP, our U.S. securities counsel.

Very truly yours,

CHINA BAK BATTERY, INC.

By:	/s/ Tony Shen
Tony Shen
Chief Financial Officer